April 10, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Magnegas Corporation
Registration Statement on Form S-3 Filed January 15, 2013
File No. 333-186027

Dear Ms. Ravitz:

We hereby submit the responses of MagneGas Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated February 3, 2013, to Luisa Ingargiola, the Chief Financial Officer of the Company, in regard to the above-referenced Registration Statement on Form S-3 filed on January 15, 2013 (the “Original Form S-3”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2013 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

1.
Please provide us your analysis of the manner in which the company is eligible to conduct a primary offering on Form S-3. If the company is relying on General Instruction I.B.6 of that Form, please provide the disclosure called for by General Instruction I.B.7 on the outside front cover of the prospectus and provide the information specified by Item 507 of Regulation S-K with respect to the selling shareholders participating in the secondary offering under the heading "Selling Stockholders" in the prospectus. See General Instruction II.G of Form S-3.

Company Response: The Company is eligible to conduct a primary offering on Form S-3 pursuant to General Instruction I.B.6 of that Form. We have revised the Amendment to provide the disclosure called for by General Instruction I.B.7 on the outside front cover of the prospectus. Additionally we have revised the Amendment to provide the information specified by Item 507 of Regulation S-K with respect to the selling shareholders participating in the secondary offering under the heading "Selling Stockholders" in the prospectus.

2.	Please provide your analysis of whether you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. If you are an emerging growth company:

●
please tell us where you have disclosed your election under Section 107(b) of the JOBS Act or, if you have not previously made such a disclosure, please revise to do so in accordance with the following:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates; and

●	please revise your prospectus to:

o	Describe how and when a company may lose emerging growth status; and

o
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(A)(a) and (b) of the Securities Exchange Act of 1934.

Company Response: The Company does not qualify to be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, as its initial public offering was completed prior to December 8, 2011.

Exhibit 5.1

3.
Since the selling shareholder shares are currently outstanding, the assumptions contained in (b), (c), (d) and (g) of the sixth paragraph of counsel's opinion appear inappropriate. Please have counsel revise the opinion to remove these assumptions related to the shares to be offered by selling security holders.

Company Response: Counsel has revised their opinion to remove these assumptions related to the shares to be offered by selling security holders.

4.	Please confirm that you will file an opinion of counsel that does not contain inappropriate limitations or assumptions at the time of each take-down from the registration statement.

Company Response: We confirm that we will file an opinion of counsel that does not contain inappropriate limitations or assumptions at the time of each take-down from the registration statement.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

MagneGas Corporation

By:	/s/ Ermanno Santilli
Ermanno Santilli
Chief Executive Officer